Exhibit 10.5

July 12, 2014

BY EMAIL

Jeff Stein

13525 Samantha Ave

San Diego, CA 92129

Re: Amended and Restated Employment Agreement

Dear Jeff:

This letter agreement (the “Agreement”) sets forth the terms of your continued employment as the President and Chief Executive Officer (“CEO”) of Cidara Therapeutics, Inc. (the “Company”). This Agreement will become effective upon your acceptance by executing this Agreement and returning the executed Agreement to me. As of its effective date this Agreement replaces and supersedes in its entirety the letter agreement between you and K2 Therapeutics, Inc. dated January 30, 2014 (the “Prior Agreement”) except that the terms of your Employee Confidentiality Assignment and Nonsolicitation Agreement executed on January 30, 2014 (the “Restrictive Covenant Agreement”) shall continue to apply.

1. Position. As the Company’s CEO you will report to the Company’s Board of Directors (the “Board”). This is a full-time employment position. It is understood and agreed that, while you render services to the Company, you will not engage in any other employment, consulting or other business activities (whether full-time or part-time) unless you first obtain the Board’s approval, which approval shall not be withheld unreasonably. Notwithstanding the foregoing, you will be allowed to continue to engage in the business activities set forth on Exhibit 2 hereof while rendering services to the Company, provided that such activities do not interfere with the fulfillment of your duties to the Company and you may also engage in religious, charitable and other community activities so long as such engagements and activities do not interfere or conflict with your obligations to the Company, as determined by the Board in its discretion. During your employment as CEO of the Company, you also shall serve as a member of the Company’s Board, subject to election by the Company’s stockholders. Upon the ending of your employment, or if you are no longer serving as CEO, you shall immediately resign from the Board as well as from any other position(s) to which you were elected or appointed in connection with your position as CEO.

2. Start Date. Your employment with the Company began on January 30, 2014 (the “Start Date”).

3. Salary. The Company will pay you a base salary payable in accordance with the Company’s standard payroll schedule and subject to applicable deductions and withholdings.

Jeff Stein

July 12, 2014

Your base salary will be paid at the rate of $350,000 per year, subject to periodic review and adjustment at the Board’s discretion. The annual base salary in effect at any given time shall be referred to herein as the “Base Salary”.

4. Series A Financing Bonus. In connection with the closing of the Company’s Series A Financing (the “Series A Closing Date”), the Company previously paid you a cash bonus equal to $3,365.38 multiplied by (x) the number of weeks between the Start Date and Series A Closing Date (the “Series A Bonus”), less applicable deductions and withholdings.

5. Annual Bonus. You will be eligible to earn a discretionary annual performance bonus of up to 25% of the Base Salary, based on achievement of individual and corporate performance targets, metrics and/or management-by-objectives (“MBO”) to be determined and approved by the Board or the Compensation Committee thereof. Annual incentive compensation is paid on an annual basis, after the close of the fiscal year and after determination by the Board (or the Compensation Committee thereof) of (i) the level of achievement of the applicable individual and corporate performance targets, metrics and/or MBO, and (ii) the amount of the annual incentive compensation earned by you (if any). You and the Board or the Compensation Committee will meet at the beginning of each fiscal year to discuss what criteria will exist for your bonus opportunity each fiscal year. No annual incentive compensation is guaranteed and, in addition to the other conditions for earning such compensation, you must remain an employee in good standing of the Company on the scheduled annual incentive compensation payment date in order to be eligible for any annual incentive compensation. This annual incentive compensation program will be the only incentive compensation, commissions, or other bonus program that will apply to you. However, nothing in this paragraph will prevent you from participating in incentive compensation, commission plan, retention plan, or other bonus programs created after the commencement of your employment which is specifically designed to include you and/or to which you are specifically invited to participate.

6. Equity. In connection with your commencement of employment, on January 30, 2014 you were granted a restricted stock award for 1,167,000 shares of the Company’s common stock subject to vesting and other terms and conditions set forth in the Company’s 2013 Stock Option and Grant Plan, as amended (the “Plan”) and a restricted stock agreement (the “Initial Stock Award”). In connection with the Series A Closing Date, at the Company’s next regular Board meeting following the preparation of an independent analysis with respect to the fair market value of the Company’s common stock in support of the Company’s compliance requirements relative to Internal Revenue Code Section 409A, you will be granted a number of shares of the Company’s common stock (the “Series A Stock Award Shares”) equal to approximately five percent (5%) of the Company’s shares on a fully diluted basis immediately following the Series A Closing Date, in the form of restricted stock or a stock option, at a price or exercise equal to the fair market value of the Company’s common stock as determined by the Board on the date of the grant, and subject to vesting and other terms and conditions set forth in the Plan and a restricted stock agreement or stock option agreement, as applicable (the “Series A Stock Award”). The Series A Stock Award Shares shall vest as follows: 25% of the Series A Stock Award Shares shall vest on the one (1) year anniversary of the Series A Closing Date, and the

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July 12, 2014

remainder of the Series A Stock Award Shares shall vest in approximately equal monthly installments over the following thirty-six (36) months, provided that as of each such vesting date you are still providing services to the Company in your capacity as CEO. The Series A Stock Award, if an option award, shall be early exercisable and you may make a Section 83(b) election upon such exercise. Together, the Plan, the stock option and /or restricted stock agreement(s) related to the Initial Stock Award and the Series A Stock Award and any subsequent equity based compensation grants shall be referred to herein as the “Equity Documents”.

7. Benefits/Vacation. You will be eligible to participate in the employee benefits and insurance programs generally made available to the Company’s full-time employees including medical, dental, vision, disability, life and 401k, all subject to the terms and conditions of such plans and programs. Details of such benefits programs, including mandatory employee contributions, if any, and waiting periods, if applicable, will be made available to you when such benefit(s) become available. You will be entitled to accrue vacation in accordance with subject to the terms and conditions of the Company’s vacation policy (which includes a maximum accrual cap), as may be amended from time to time.

8. At-Will Employment; Accrued Obligations. Your employment is “at will,” meaning you or the Company may terminate it at any time, with or without Cause (as defined below) or advance notice. In the event of the ending of your employment for any reason and at any time, the Company shall pay you: (i) any unpaid base salary through your last day of employment (the “Date of Termination”), (ii) any accrued but unused vacation, and (iii) the amount of any documented expenses properly incurred by you on behalf of the Company prior to the Date of Termination and not yet reimbursed (together the “Accrued Obligations”).

9. Severance Benefits. In the event that the Company terminates your employment without Cause (other than due to death or disability) or you resign your employment for Good Reason (as defined below), in either case at such time that is not within the three months immediately preceding or twelve months immediately following the consummation of a Change in Control (as defined below), in addition to the Accrued Obligations and provided you enter into, do not revoke and comply with the terms of a separation agreement in a form provided by the Company which shall include a general release of claims against the Company and related persons and entities (the “Release”) the Company will provide you with the following termination benefits:

(a) continuation of your Base Salary for the six month period following the Date of Termination (the “Salary Continuation Payments”); and

(b) if elected, continuation of group health plan benefits to the extent authorized by and consistent with 29 U.S.C. § 1161 et seq. (commonly known as “COBRA”), with the cost of the regular premium for such benefits shared in the same relative proportion by the Company and you as in effect on the Date of Termination until the earlier of (i) the date immediately following the expiration of the six-month severance period; and (ii) the date you become eligible for health benefits through another employer or otherwise become ineligible for COBRA. Notwithstanding the foregoing, if the Company determines, in its sole discretion, that the

Jeff Stein

July 12, 2014

Company cannot provide the COBRA premium benefits without potentially incurring financial costs or penalties under applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company shall in lieu thereof pay you a taxable cash amount, which payment shall be made regardless of whether you elect health care continuation coverage (the “Health Care Benefit Payment”). The Health Care Benefit Payment shall be paid in monthly installments on the same schedule that the COBRA premiums would otherwise have been paid to the insurer and shall be equal to the amount, and paid for the same duration of time, that the Company would have otherwise paid for your COBRA benefits as described above (which amount shall be calculated based on the premium for the first month of coverage).

The Salary Continuation Payments under this Section 9(a) shall be paid out in accordance with the Company’s payroll practice over six months commencing within 60 days after the Date of Termination; provided, however, that if the 60-day period begins in one calendar year and ends in a second calendar year, the Salary Continuation Payments shall begin to be paid in the second calendar year by the last day of such 60-day period; provided, further, that the initial payment shall include a catch-up payment to cover amounts retroactive to the day immediately following the Date of Termination. Each payment pursuant to this Agreement is intended to constitute a separate payment for purposes of Treasury Regulation Section 1.409A-2(b)(2).

10. Change in Control Severance Benefits. In the event that the Company terminates your employment without Cause (other than due to death or disability) or you resign your employment for Good Reason (as defined below), in either case, within three months immediately preceding or 12 months immediately following the consummation of a Change in Control (as defined below), in addition to the Accrued Obligations and provided you enter into, do not revoke the Release, the Company will provide you with all of the termination benefits set forth in Section 8 above, on the same schedule as set forth in Section 9 above, except that, in addition, the vesting of the Initial Stock Award and all subsequent time-based equity compensation awards granted to you by the Company (or its successor), to the extent outstanding as of immediately prior to your termination, shall become fully vested and immediately exercisable by you.

For the avoidance of doubt, in no event shall you be entitled to benefits under both Section 9 and this Section 10. If you are eligible for benefits under both Section 9 and this Section 10, you shall receive the benefits set forth in this Section 10 and such benefits will be reduced by any benefits previously provided to you under Section 9.

11. Definitions.

For purposes of this Agreement:

“Cause” means: (i) Your commission of any felony or commission of a crime involving dishonesty; (ii) conduct by you in connection with your service to the Company that is fraudulent, unlawful or grossly negligent; (iii) your willful failure or refusal to comply with lawful directives of the Board; (iv) willful breach by you of a written Company policy or your representations, warranties, covenants and/or obligations under this Agreement (including the

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July 12, 2014

Restrictive Covenant Agreement), which, if curable, is not cured by you within 30 days following your receipt of written notice from the Company detailing the nature of such breach; and/or (v) material misconduct by you which adversely impacts, discredits or damages the Company or any of its affiliates.

“Change in Control” shall be deemed to have occurred upon the consummation of (i) the dissolution or liquidation of the Company; (ii) the sale or disposition by the Company of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity; (iii) a merger, reorganization or consolidation in which the Company consolidates with or merges into another corporation or entity, or any other corporation or entities consolidates with or merges into the Company, other than (A) a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior to such merger or consolidation continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or any parent thereof) a majority of the combined voting power of the voting securities of the Company or such surviving entity or any parent thereof outstanding immediately after such merger or consolidation, (B) a merger or consolidation which would result in a majority of the board of directors of the combined entity being comprised of members of the board of directors of the pre-transaction Company and the chief executive officer of the combined entity being the chief executive officer of the pre-transaction Company, in each case immediately following the consummation of such merger or consolidation, or (C) a merger or consolidation effected to implement a recapitalization of the Company (or similar transaction) in which no person becomes the beneficial owner, directly or indirectly, of a majority of the total voting power of all shares of then outstanding Common Stock; (iv) the acquisition of all or a majority of the outstanding voting stock of the Company in a single transaction or a series of related transaction by a person or group of persons; (v) an acquisition of more than 50% of the then outstanding voting securities of the Company by another entity or person in a single transaction; or (vi) any other acquisition of the business of the Company, as determined by the Board; provided, however, that the Company’s initial public offering of its securities, any subsequent public offering or another capital raising event, or a merger effected solely to change the Company’s domicile shall not constitute a “Change in Control.”

“Good Reason” shall mean that you have complied with the “Good Reason Process” (hereinafter defined) following the occurrence of any of the following events, without your prior written consent: (i) a material reduction of at least 20% in your then-current Base Salary (unless pursuant to a salary reduction program applicable generally to the Company’s similarly situated employees); (ii) relocation of your principal place of employment to a place that increases your one-way commute by more than 75 miles as compared to your then-current principal place of employment immediately prior to such relocation; (iii) a material diminution in your primary duties, responsibilities or authorities, provided, however, that a change in job position (including a change in title) shall not be deemed a “material reduction” in and of itself unless your new duties are materially reduced from the prior duties; or (iv) a material diminution in the authority, duties or responsibilities of the supervisor to whom you are required to report, including, if applicable, a requirement that you report to a corporate officer or employee instead of reporting directly to the board of directors of a corporation (or similar governing body with respect to an

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July 12, 2014

entity other than a corporation). “Good Reason Process” shall mean that (A) you have reasonably determined in good faith that a “Good Reason” condition has occurred; (B) you have notified the Company in writing of the first occurrence of the Good Reason condition within 90 days of the first occurrence of such condition; (C) you have cooperated in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”), to remedy the condition; (D) notwithstanding such efforts, the Good Reason condition continues to exist; and (E) you terminate your employment within 30 days after the end of the Cure Period. If the Company cures the Good Reason condition during the Cure Period, Good Reason shall be deemed not to have occurred.

12. Confidential Information and Restricted Activities. As a condition of continued employment, you shall continue to abide by the Restrictive Covenant Agreement attached as Exhibit 1, the terms of which are incorporated by reference herein.

13. Taxes; Section 409A; Section 280G.

(a) All forms of compensation referred to in this Agreement are subject to reduction to reflect applicable withholding and payroll taxes and other deductions required by law. You hereby acknowledge that the Company does not have a duty to design its compensation policies in a manner that minimizes your tax liabilities, and you will not make any claim against the Company or the Board related to tax liabilities arising from your compensation.

(b) Anything in this Agreement to the contrary notwithstanding, if at the time of your separation from service within the meaning of Section 409A of the of the Internal Revenue Code of 1986, as amended and the regulations and other guidance thereunder (the “Code”), the Company determines that you are a “specified employee” within the meaning of Section 409A(a)(2)(B)(i) of the Code, then to the extent any payment or benefit that you become entitled to under this Agreement on account of your separation from service would be considered deferred compensation subject to the 20% additional tax imposed pursuant to Section 409A(a) of the Code as a result of the application of Section 409A(a)(2)(B)(i) of the Code, such payment shall not be payable and such benefit shall not be provided until the date that is the earlier of (A) six months and one day after your separation from service (as defined below), or (B) your death. If any such delayed cash payment is otherwise payable on an installment basis, the first payment shall include a catch-up payment covering amounts that would otherwise have been paid during the six-month period but for the application of this provision, and the balance of the installments shall be payable in accordance with their original schedule. All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by you during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit. To the extent that any payment or benefit

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July 12, 2014

described in this Agreement constitutes “non-qualified deferred compensation” under Section 409A of the Code, and to the extent that such payment or benefit is payable upon your termination of employment, then such payments or benefits shall be payable only upon your “separation from service.” The determination of whether and when a separation from service has occurred shall be made in accordance with the presumptions set forth in Treasury Regulation Section 1.409A-1(h). The Company and you intend that this Agreement will be administered in accordance with Section 409A of the Code.

The severance benefits under this Agreement are intended to qualify for an exemption from application of Section 409A of the Code or comply with its requirements to the extent necessary to avoid adverse personal tax consequences under Section 409A of the Code. To the extent that any provision of this Agreement is ambiguous as to its exemption from or compliance with Section 409A of the Code, the provision shall be read in such a manner so that all payments hereunder are exempt from, or if not exempt from, comply with, Section 409A of the Code. The Company makes no representation or warranty and shall have no liability to you or any other person if any provisions of this Agreement are determined to constitute deferred compensation subject to Section 409A of the Code but do not satisfy an exemption from, or the conditions of, such Section.

(c) In the event the amount of any compensation, payment or distribution by the Company to or for your benefit, whether paid or payable or distributed or distributable pursuant to the terms of this Agreement or otherwise, calculated in a manner consistent with Section 280G of the Code (the “Parachute Payments”), would be subject to the excise tax imposed by Section 4999 of the Code (the “Excise Tax”), then you shall be entitled to receive an additional payment or payments from the Company ( the “Gross-Up Payment”) such that the net amount retained by you after deduction of any Excise Tax on the Parachute Payment, any Federal, state, and local income tax, employment tax and Excise Tax upon the payment provided by this Section 12(c), shall be equal to the Parachute Payment. Subject to the provisions below, all determinations required to be made under this Section 12(c) including whether a Gross-Up Payment is required and the amount of such Gross-Up Payment, shall be made by a nationally recognized accounting firm selected by the Company (the “Accounting Firm”), which shall provide detailed supporting calculations both to the Company and you within 15 business days of the Date of Termination, if applicable, or at such earlier time as is reasonably requested by the Company or by you. For purposes of determining the amount of the Gross-Up Payment, you shall be deemed to pay federal income taxes at the highest marginal rate of federal income taxation applicable to individuals for the calendar year in which the Gross-Up Payment is to be made, and state and local income taxes at the highest marginal rates of individual taxation in the state and locality of your residence on the Date of Termination, net of the maximum reduction in federal income taxes which could be obtained from deduction of such state and local taxes. The Gross-Up Payment, if any, as determined pursuant to this Section shall be paid to the relevant tax authorities as withholding taxes on your behalf at such time or times when each Excise Tax payment is due. Any determination by the Accounting Firm shall be binding upon the Company and you.

Jeff Stein

July 12, 2014

14. Interpretation, Amendment and Enforcement. This Agreement, including the Restrictive Covenant Agreement and the Equity Documents, constitutes the complete agreement between you and the Company, contains all of the terms of your employment with the Company and supersedes any prior agreements, representations or understandings (whether written, oral or implied) between you and the Company. All questions concerning the construction, validity and interpretation of this Agreement will be governed by the laws of the State of California.

15. Dispute Resolution. To ensure the rapid and economical resolution of any disputes that may arise in connection with your employment, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to any statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment, or the termination of your employment, will be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. §1-16, and to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS, Inc. (“JAMS”) by a single arbitrator and under the JAMS Employment Arbitration Rules & Procedures (which are accessible on the JAMS’ website at http://www.jamsadr.com/rules-employment-arbitration/, and which will be provided to you on request). The arbitration will be held in the JAMS’ office closest to your assigned office location, or such other location as then-agreed by the parties. You and the Company shall be entitled to all rights and remedies that either would be entitled to pursue in a court of law. By agreeing to this arbitration procedure, the parties waive the right to resolve any such dispute through a trial by jury or judge or by administrative proceeding. You will have the right to be represented by legal counsel at any arbitration proceeding. The arbitrator shall: (1) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be available under applicable law in a court proceeding; and (2) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator, and not a court, shall also be authorized to determine whether the provisions of this section apply to a dispute, controversy, or claim sought to be resolved in accordance with these arbitration procedures. The Company shall bear JAMS’ arbitration fees and administrative costs in excess of the court filing fees that you would be required to pay if the dispute was litigated in civil court. Nothing herein shall prevent either party from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

Employee Initials for Section 15:____________

16. Assignment. Neither you nor the Company may make any assignment of this Agreement or any interest in it, by operation of law or otherwise, without the prior written consent of the other; provided, however, that the Company may assign its rights and obligations under this Agreement (including the Restrictive Covenant Agreement) without your consent to any affiliate or to any person or entity with whom the Company shall hereafter effect a reorganization, consolidate with, or merge into or to whom it transfers all or substantially all of its properties or

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assets. This Agreement shall inure to the benefit of and be binding upon you and the Company, and each of your and its respective successors, executors, administrators, heirs and permitted assigns.

17. Miscellaneous. This Agreement may not be modified or amended, and no breach shall be deemed to be waived, unless agreed to in writing by you and a Board member of the Company. The headings and captions in this Agreement are for convenience only and in no way define or describe the scope or content of any provision of this Agreement. The words “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation.” This Agreement may be executed in two or more counterparts, each of which shall be an original and all of which together shall constitute one and the same instrument.

18. Other Terms. By signing this Agreement, you represent to the Company that you have no contractual commitments or other legal obligations that would or may prohibit you from performing your duties for the Company. As with any employee, you must submit satisfactory proof of your identity and your legal authorization to work in the United States.

Jeff Stein

July 12, 2014

Please acknowledge, by signing below, that you have accepted this Agreement.

Very truly yours,

By:
Scott Rocklage
Chairman, Board of Directors

I have read and accept this employment offer:

Jeff Stein

Dated: _______________________________________________